Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: (202) 383.0180 F: (202) 637.3593 JamesCain@eversheds-sutherland.us

May 11, 2020

Via EDGAR

Sonia Bednarowski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States Oil Fund, LP

Amendment No. 2 to Registration Statement on Form S-3

Filed May 6, 2020

File No. 333-237750

Dear Ms. Bednarowski:

On behalf of United States Oil Fund, LP (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated May 7, 2020, relating to the above referenced Registration Statement (the “Registration Statement”). The Staff’s comment are set forth below in italics, followed by the Company’s responses. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 3”). For the Staff’s reference, we have included both a clean copy of Amendment No. 3 and a copy marked to show all changes from the version filed on May 6, 2020.

Amendment No. 2 to Registration Statement on Form S-3

Cover Page

1.	Please disclose prominently on the prospectus cover page that the fund is not a proxy for investing in oil.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure.

Prospectus Summary

USO’s Investment Objective and Strategy, page 1

2.	Please revise the first paragraph to clarify that you are no longer closely tracking the Benchmark Oil Futures Contract or meeting your investment objective in the way you have historically. To the extent you hope to return to primarily investing in the Benchmark Oil Futures Contract, please revise the disclosure to clearly distinguish between your long-term goal and your current investment strategy, noting, if true, that the latter may continue indefinitely. In addition, please revise the second paragraph to clarify that these conditions are on-going and continue to challenge your ability to meet your investment objective.

Response: The Company acknowledges the Staff’s comment and notes that the investment objective of the Company remains the same: to track the performance of the Benchmark Oil Futures Contract. Accordingly, the first paragraph remains correct. However, due to the current state of the oil market (among other things), the Company has invested in out-month Oil Futures Contracts, consistent with the discretion afforded to it as disclosed in the prospectus. Such investments are intended to be temporary. The Company has revised the disclosure to explain this further in a manner that it believes is consistent with the Staff’s comment.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

May 11, 2020 Page 2

Recent Developments Impacting the Ability of USO to Achieve Its Investment Objective and Strategy, page 2

3.	Please revise this section to improve its clarity and readability. For example, please use subheadings and short sentences, and group related information together. In addition, please add a new subsection that summarizes the waterfall you describe on page 34 and explain how it works, noting that you have complete discretion to skip steps in the waterfall. In doing so, please describe the current CME limitations applicable to you, and clarify, if true, that you are currently on the third rung of the waterfall.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly, with the exception of disclosing the current step in the investment waterfall in which the Company is invested. The Company’s investments may change in light of the disclosed factors and, while the Company is currently within the third step of the waterfall, disclosing such step in the prospectus would not reflect subsequent changes that may be made, either up or down the waterfall, that may occur in the future. Given this, the Company intends to disclose its investment holdings and intentions via a daily update to its website.

4.	Please disclose here that the daily change in NAV as compared to the daily changes in the price of the Benchmark Oil Futures Contract could, in the future, and has, in the past, exceeded plus/minus 10%, including deviating by -16.527% in April 2020.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure.

Risk Factors Involved with an Investment in USO, page 7

5.	Please update the introductory paragraph to reflect your current investment mix and strategy. In addition, please disclose, if true, that currently you are no longer closely tracking the Benchmark Oil Futures Contract.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure, as applicable.

6.	Please make the following changes to your risk factors section:

•	Add a new risk factor to address the risks with using the fund as a proxy for investing in oil.

Response: The Company acknowledges the Staff’s comment and has updated an existing risk factor, previously identified as the risk that “Daily percentage changes in the price of the Benchmark Oil Futures Contract may not correlate with daily percentage changes in the spot price of light, sweet crude oil” to provide the additional requested disclosure.

May 11, 2020 Page 3

•	Add a new risk factor to address the market, dilutive and other risks associated with your ability to sell up to 8 billion shares pursuant to the current registration statement.

Response: The Company acknowledges the Staff’s comment and has determined to reduce the number of shares it seeks to register from 8 billion to 1 billion. The Company believes that this reduction addresses the Staff’s concern about market, dilutive and other risks that may arise from registering 8 billion shares.

•	Add a new risk factor to address the risks with failing to satisfy your listing standards if, for example, your share price were to drop significantly.

Response: The Company acknowledges the Staff’s comment and is of the view that the risk factor indicating that “The NYSE Arca may halt trading in USO’s shares, which would adversely impact an investor’s ability to sell shares” already appropriately addresses the circumstances under which the Company could cease to satisfy listing standards.

•	Add a new risk factor to address your ability to incur and use debt. In this regard, we note your leverage disclosure on page 36.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure.

•	Update your disclosure under “Correlation Risk” on page 9 to reflect your current investment mix and strategy.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure and a cross-reference to the “Recent Developments Impacting the Ability of USO to Achieve Its Investment Objective and Strategy” subsection of the Prospectus Summary.

•	Update the heading of the first risk factor on page 17 to remove the statement that you currently track the Benchmark Oil Futures Contract.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

•	To the extent the current market events could impact the possibility of a liquidation, please revise the first risk factor on page 21 accordingly .

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Additional Information about USO, Its Investment Objective and Investments

What are the Trading Policies of USO

Trading Policy, page 33

7.	Please revise the introduction to your waterfall disclosure on page 34 to clarify that, while you desire to follow the investment priorities established by the waterfall, you are not required to do so, and may skip steps or otherwise move between steps in your sole discretion. In addition, to the extent you are able to do so, please describe the specific subjective and objective factors you expect to consider as you move up or down the steps of the waterfall.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure.

May 11, 2020 Page 4

Prior Performance of USO, page 37

8.	Please add a footnote to the last table on page 38 to disclose that, at the market close on April 21, 2020, the price of your shares was 36% higher than your reported end of the day per share NAV.

Response: The contents of the prior performance tables are mandated by Commodity Futures Trading Commission (CFTC) and National Futures Association (NFA) rules. Accordingly, it is the Company’s preference to not include disclosure in such tables that does not correlate to CFTC and NFA requirements. To address the Staff’s request, the Company has added the requested disclosure to the “Secondary Market Transactions” subsection of the prospectus.

General

9.	Please provide us the basis for your conclusion that you are not required to recalculate the filing fee by adjusting the offering price per share and maximum offering price to account for the recent one-for-eight reverse stock split.

Response: In view of the Staff’s interpretation of Rule 416(b) under the Securities Act of 1933, as amended, (“Rule 416(b)”) which requires that shares covered by a registration statement be reduced proportionally based on a reverse stock split applies whether or not the registration statement is effective, we have reduced the number of shares to be registered from 8 billion to 1 billion shares to take into account the one-for-eight reverse split of the Company’s shares. Consistent with this position, the filing fee paid for the registration statement in accordance with Rule 457(c) under the Securities Act of 1933, as amended, for the 8 billion shares originally registered will be the filing fee paid for the registration of the 1 billion shares to be registered due to the proportionate reduction under Rule 416(b).

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383.0180 or JamesCain@eversheds-sutherland.us.

May 11, 2020 Page 5

Sincerely,

/s/ James M. Cain

James M. Cain, a partner